SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment #5

Name of
Issuer:  MAXUS ENERGY CORP.
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   577730104


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:             54,300    See Exhibit A
 6)  Shared Voting Power:           26,900    See Exhibit A
 7)  Sole Dispositive Power:        54,300    See Exhibit A
 8)  Shared Dispositive Power:      52,700    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  14,562,000 See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  9.8See Exhibit A

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            MAXUS ENERGY CORP.

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            717 North Harewood Street
            Dallas, TX  75201

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            577730104

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:          14,562,000  See Exhibit A

            (b) Percent of Class:    9.8   See Exhibit A

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or              54,300   See Exhibit A
                to direct the vote

                Shared power to vote or            26,900   See Exhibit A
                to direct the vote

                Sole power to dispose or           54,300   See Exhibit A
                to direct disposition

                Shared power to dispose            52,700   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            See Exhibit A

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is or was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any registered equity securities of the issuer.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Mary L. Cavanaugh
                  Vice President & Investment Counsel

             Date:   January 31, 1994

             As of:  December 31, 1993


                                   Exhibit A
                                   ---------

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
            ------------------------------------------------------
            The Prudential Insurance Company of America ("Prudential") presently holds for the benefit of its general account, 1,750,000 shares of the Issuer's 9.75% cumlative convertible preferred stock, which converts into common stock at a ratio of 1:8.26., and 750,000 shares of the same class to which Prudential has relinquished its right to conversion. Conversion of the convertible stock would entitle Prudential to acquire 14,455,000 shares of common stock.

            In addition, Prudential may have direct or indirect voting and/or investment discretion over 107,000 which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

            These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.